SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of 05/19/2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


The company has received the following announcement:

                                                                          UBS AG
                                                            100 Liverpool Street
                                                       Legal & Compliance Europe
                                                            100 Liverpool Street
                                                                          London
                                                                        EC2M 2RH
                                                           Tel: +44-20 7568 4981
                                                           Fax: +44-20 7567 9899
                                                                     www.ubs.com


Strictly Private & Confidential
Company Secretary
Telent PLC
34 Grosvenor Square
London
W1K 2HD


Fax: +44-(0)-7491 1788


19th May 2006



Dear Sir/Madam,



Section 198 Companies Act 1985


Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 17th May 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 6,703,472 Ordinary shares of Telent PLC, representing 10.92% per cent of the issued share capital of the Company (61,396,608).



This Group holding is made up of an aggregated holding of a material interest in 2,547,387 and a non-material interest in 4,156,085.



None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act. Please note henceforth, such disclosures are being made on behalf of UBS AG.

UBS Business Group / Legal Entity                        Breakdown of position held (%)
MATERIAL
UBS Global Asset Management Life Limited                 633,015 shares            1.03%
UBS AG London Branch                                     1,914,372 shares          3.11%
NON MATERIAL
UBS AG Global Asset Management                           15,157 shares             0.02%
UBS Fund Management (Switzerland) AG                     16,623 shares             0.03%
UBS Global Asset Management (Americas) Inc.              18,010 shares             0.03%
UBS Global Asset Management (UK) Limited                 4,104,234 shares          6.69%
UBS Wealth Management & Business Banking                 1,228 shares              0.00%
UBS AG, Jersey Branch                                    486 shares                0.00%
UBS Wealth Management (UK) Ltd                           347 shares                0.00%
TOTAL UBS AG                                             6,703,472 shares          10.92%



If you require any further information concerning this notification, please contact Bronwyn Patterson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.



Yours faithfully

C.J. Rinaldi                                                 Angela Huff
Executive Director                                           Associate Director
Compliance                                                   Compliance



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 19/05/2006